Exhibit 99.1

Innoviz to Showcase All-New BMW i7 and Volkswagen ID. Buzz at CES
Booth; LiDAR Capabilities Will Be Demonstrated

●  New Volkswagen ID. Buzz with InnovizTwo LiDAR to be shown at Innoviz booth (#6252)
and Mobileye booth (#4600)

●  2024 BMW i7 with InnovizOne LiDAR is now available for order in Germany

Tel Aviv, ISRAEL – Jan 08, 2024 - Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today announced its participation in the Consumer Electronics Show (CES) 2024, taking place January 9th – 12th in Las Vegas, Nevada. Visitors can experience the latest in LiDAR technology at the Innoviz booth, located at LVCC, West Hall booth #6252, where the company will present live demonstrations of its latest LiDAR technology, offer a chance to meet with Innoviz management, and showcase the BMW i7 and Volkswagen’s ID. Buzz.

Caption: The all-new BMW i7 and Volkswagen ID. Buzz at Innoviz’s CES booth, West Hall  #6252

Autonomous Vehicles Powered by Innoviz

The BMW i7 and Volkswagen ID. Buzz will be on display at Innoviz’s booth offering attendees the opportunity to see vehicles integrated with Innoviz’s LiDAR solutions.  The BMW i7 with level 3 autonomous driving capabilities enabled by the InnovizOne LiDAR is now available to order in Germany with deliveries expected to begin March 2024. The VW ID. Buzz is the light commercial vehicle program Innoviz referred to in its announcement in May 2023. VW and Innoviz have been working on an accelerated path utilizing InnovizTwo LiDAR for level 4 autonomous capabilities for this light commercial vehicle.

“We are thrilled to showcase our technology and our partners this year as we take great pride in the autonomous capabilities we provide our OEM customers,” said Omer Keilaf, Innoviz Co-Founder and CEO.  “Our partners are prioritizing safety by choosing our LiDAR technology which allows vehicles to see what humans and cameras cannot. It is our belief that our LiDAR ensures unparalleled protection for passengers, pedestrians, and other vehicles on the road. Together, we are building a safer future. This CES, we are excited to offer attendees the opportunity to experience our technology and our vision, designed to ensure autonomous vehicles drive better than humanly possible.”

Live Product Demonstration at the booth

Live demonstrations of Innoviz’s LiDAR technology will be offered to visitors at Innoviz’s booth during show days. In addition to its second-generation, InnovizTwo LiDAR sensor, Innoviz will show a live demo of the Innoviz360, the most recent member of the high-performance Innoviz LiDAR family. Innoviz360 offers an improved performance and an innovative design that overcomes existing spinning LiDAR barriers that are limited in performance, expensive, and too large for most applications.

Test Driving the Future of Autonomy

Pre-scheduled test drives of Innoviz’s LiDAR technology will showcase the real-world performance and safety enhancements provided by Innoviz in automotive applications. Attendees can experience Innoviz’s prime detection and imaging capabilities and will get a firsthand look at how Innoviz’s cutting-edge technology is shaping the future of autonomous driving and other solutions.

Meet the Innoviz Management Team

CES attendees will have the opportunity to meet with Innoviz’s top executives and management team and receive insights into Innoviz’s vision, upcoming projects, and their role in advancing LiDAR technology across industries.

Join Us at CES 2024

The excitement of CES 2024 comes as Innoviz was recently named a CES 2024 Innovation Awards Honoree for its InnovizCore all-new Compute Module integrating AI, deep learning and computer processing. Innoviz invites all attendees to visit at LVCC, West Hall booth #6252 to experience the future of LiDAR technology. For more information or to schedule a meeting with Innoviz at CES 2024, please contact us at ces@innoviz-tech.com.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com .

Join the discussion: Facebook, LinkedIn, YouTube, Twitter

Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.